Exhibit 1A-4

Investor Owner Agreement

You are signing up to invest in and become an Investor Owner of East Bay Permanent Real Estate Cooperative, Inc.! Please carefully read and complete this Investor Owner Agreement.

* Required

Email Address* _______________________

First Name* _______________________

Last Name* _______________________

Name of organization or business _______________________

Investor is an Organization of Business ☐ Yes ☐ No

Address * _______________________

City * _______________________

State * _______________________

Zip Code * _______________________

Phone Number * _______________________

Owner Agreement and Acknowledgement

You are becoming an Investor Owner of EB PREC! How Exciting! Here are the important things you should know:

1.	By joining, you affirm your alignment with our Mission and Points of Unity in the Bylaws.

2.	EB PREC is a California Cooperative Corporation.

3.	Please review our easy-to-read cartoon Bylaws and Articles of Incorporation (www.ebprec.org/documents). They explain your ownership rights, voting power, governance, and other important things.
4.	To remain an Owner of EB PREC, you must stay current on obligations (like dues, if they apply to you) and other obligations described in our Bylaws.
5.	Save trees! It’s the digital age! By becoming an Owner of EB PREC, you consent to receiving all notices, ballots, and other communications by email or other electronic communication. We’ll make exceptions and send snail mail if email is a hardship on you and you let us know.
6.	You can’t transfer your ownership interest to others, because it’s just for you.

7.	You understand that EB PREC exists to avoid profiting from the speculative market and that EB PREC refuses to sell its properties on the open market. While it may be tempting to think that EB PREC could sometimes sell a property for a cash windfall, EB PREC exists to permanently protect land from the speculative market. By joining EB PREC, you agree that – in order to build a more equitable economy, protect land and housing access for all, and combat racialized displacement – it is reasonable to restrain EB PREC’s ability to sell properties on the speculative market.
8.	Let’s talk about MONEY! Some key things to know:
1.	Dividends and patronage refunds are not guaranteed. Some Owners may receive dividends and patronage refunds, but the details of that are complicated and explained in the Bylaws.
2.	If you bought Investor Owner share(s), you must hold them for at least 5 years and not redeem them during that period. The Board may make exceptions in cases of financial hardship.
3.	When you terminate and redeem your ownership. The Bylaws explain the details, but basically, EB PREC aims to pay any dividends or patronage refunds that have been allocated (but not yet paid) to you and to buy back your Investor Owner shares at the amount you paid for them. The details of how Resident Owners redeem their Resident Shares will be defined in each Resident Share Agreement, negotiated separately with each Resident Owner.
4.	When you redeem your ownership, EB PREC may not be able to pay you immediately. In that case, you’ll get a promissory note saying that we owe it to you and will pay it to you over a period of a year or more. In other words, think of this as a long-ish term investment and don’t invest money that you might need back immediately.
9.	If you are buying Investor Owner Shares, you acknowledge that you are taking the risk that you might not get your money back. Our Cooperative is implementing an innovative model. Investing in innovative things is awesome, but risky. Let’s look at a few “what-ifs:”
1.	The real estate market is ridiculous and has all kinds of ups and downs.
2.	Unemployment can put our residents out of work and cause them to miss monthly payments. EB PREC wants to be flexible and support people to keep their housing, but situations like that will obviously put financial strain on EB PREC and our ability to pay back Owners.
3.	The Cooperative could become unstable if key staff and leaders leave.
4.	Corporate capitalism could destroy the planet before we get a chance to pay you back. You know….so many uncertainties in life, but we’re doing the best we can.

* ☐ I have read, understood, and agree to all the stuff above, especially the part about how I am taking a risk!

* ☐ I have read the East Bay PREC Bylaws and agree to the terms of being an Investor Owner

* ☐ I have read the Offering Statement issued in connection with this securities offering.

Investment

Each Investment Owner Share costs $1,000

The amount you may invest could be limited if you are a non-accredited investor. See the definition of accredited investor below and please check one:*

☐ I am an accredited investor.

☐ I’m a non-accredited investor individual and the amount I’m investing is not more than 10% of the greater of my annual income or net worth (see definitions of annual income and net worth in this federal rule: 17 CFR § 230.501)

☐ I’m signing this on behalf of a non-accredited investor business or organization and the amount I’m investing is not more than 10% of the greater of our entity’s revenue or net assets for our most recently completed fiscal year end.

An "accredited investor" is one of the following:

A natural person who has individual net worth, or joint net worth with the person’s spouse, that exceeds $1 million at the time of the purchase, excluding the value of the primary residence of such person;

A natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year;

A business in which all the equity owners are accredited investors;

An employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5 million;

A bank, insurance company, registered investment company, business development company, or small business investment company;

A charitable organization, corporation, or partnership, not formed for the specific purpose of acquiring the Securities offered, with total assets exceeding $5 million; or

A director, executive officer, or general partner of the company selling the Securities, or any director, executive officer, or general partner of a general partner of that issuer.

How much would you like to invest? *

Now that you have read about the limits on investment amounts by non-accredited investors, please enter the total dollar amount you would like to invest at this time. Please remember that each share costs $1,000, and we do not sell fractions of shares. If you are only purchasing one share and would like to set up a payment plan, please complete this form, and follow up with the EB PREC staff collective.

____________________

We aim to pay dividends of around 1.5% per year. Please check your preference for dividends: *

☐ Yes, I'd like dividends if EB PREC is able to pay them, thank you!

☐ Actually, don't pay me dividends. I'd rather that money go toward increasing affordable real estate. (No pressure to choose this option, but we provide it because it reduces the cost of capital, helping to create affordable real estate for our community.)

Enter your full name here to sign and agree to the terms of this Investor Owner Agreement: *

___________________

That's It! Yay! Thank You!

Please click below to submit your Investor Owner Agreement to EB PREC. We will follow up with an email to collect your investment, and complete your member profile. Welcome!

A copy of your responses will be emailed to the address you provided.

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